Exhibit 99.1

Press release

Biophytis publishes its key financial figures as at 30 June 2022, announces a restatement of the financial statements published as of December 31st, 2021 and provides an update on the operational milestones

Paris (France), Cambridge (Massachusetts, U.S.), October 31, 2022, 23pm CET – Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS) (the “Company” or “Biophytis”), a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19, today publishes its key financial figures as of 30 June 2022 and announces that the audited consolidated financial statements previously published by the Company for the year ended December 31st, 2021 are being restated to correct the accounting treatment of the Kréos financing agreement signed in November 2021.

Key financial data (unaudited)

•	Cash position at €19.7million as of June 30, 2022 compared to €23.9 millions as of December 31, 2021

•	Operating loss of €11.9 million in H1 2022 compared to €10.5 million in H1 2021, due to higher share-based payment costs as a result of their accounting treatment under IFRS2, partially offset by lower clinical trials related costs

•	Cash used by operating activities down 23% with €10.3 million used in H1 2022 compared to €13.4 million in H1 2021, due to lower clinical trial costs between these two periods.

Operational milestones

•	Promising top line results from phase 2-3 COVA clinical study in COVID- 19 announced in September 2022 showed a 39% reduction in the risk of respiratory failure or early death (please refer to our press release dated 7 September 2022)

o	Release of the full results from the study is expected before the end of 2022

o	We expect to present, in the first half of 2023, these results to regulatory authorities in the US, Europe and Brazil, to be able to offer this new therapeutic solution to hospitalized patients with severe COVID-19, in particular through Early Access Programs (EAP)

•	Finalize the phase 3 protocol for the SARA study in sarcopenia in consultation with the regulatory agencies (EMA, FDA) and prepare clinical approval applications

Press release

o	Submission of the applications to the regulatory authorities, FDA and EMA, is expected in the first half of 2023

o	Commence search for global and local pharmaceutical partners to support Biophytis in this Phase 3

•	Resume preparation for the launch of the MYODA clinical trial in Duchenne muscular dystrophy, which was suspended in 2020 due to the COVID-19 pandemic

Stanislas Veillet, CEO of Biophytis, said: “During the first half of 2022, we have been running several projects in parallel to continue to develop the business while closely monitoring our cash burn. Regarding the phase 2-3 COVA clinical study evaluating Sarconeos (BIO101) in the treatment of COVID-19-related respiratory failure, we took into account the evolution of the pandemic and decided to suspend patient recruitment at the 237th patient in order to be able to report the results of this study as soon as possible. We believe that the top line results from this study, which were released early September 2022, and will be followed by full results, are very promising. They show tolerance of Sarconeos (BIO101) in treated patients, a 39% reduction in the risk of respiratory failure or early death. We are very encouraged by the data and are currently working on the best strategy to further develop Sarconeos in COVID-19 and provide early access to this product in several countries. To this end, we intend to hold discussions with the relevant regulatory authorities in the near future, notably in Europe, the US and Brazil, a country where we had already obtained an EAP in February 2022.

In parallel, our teams worked to finalize the protocol for Phase 3 of our SARA programme. We have interacted extensively with European (EMA) and American (FDA) experts and regulatory authorities to design the first phase 3 ever conducted worldwide in sarcopenia (SARA project). These interactions allowed us to propose a new protocol currently under review by these agencies. The outline of this Phase 3 trial was presented in June 2022 at the SCWD International Congress in Lisbon. In parallel, we are looking for partner laboratories to support us in this study which we intend to initiate once these agreements have been signed and the final regulatory steps have been completed.

Finally, we reinitiated our efforts to launch our MYODA clinical trial, aiming to open the first centre in the first half of 2023. Our MYODA programme aims to offer a new therapeutic alternative to children with Duchenne muscular dystrophy (DMD) by improving the respiratory function of these patients.

With 26 [employees?] as of June 30, 2022, we remain a small team and carrying out all of these activities concurrently have strongly mobilised our staff. I would like to thank them for their strong involvement.

Given our strong mobilisation, our cash position as of June 30, 2022 and the financial tools at our disposal, we can look forward to the coming months with confidence and continue to develop Biophytis' assets serenely.”

Press release

Restatement

The financial statements for the year ended December 31st, 2021 will be restated to correct the accounting treatment of the Kréos financing contract signed in November 2021. These accounting corrections relate to the treatment of the contract in its various components and its presentation until now reflected in these accounts. This restatement is expected to have a minor impact on the income statement and cash flow statement for 2021, and on the key financial data at June 30, 2022 mentioned in this press release.

Therefore, the financial statements previously published by the Company for the relevant period, the reports of the Company's auditors and management and the related press releases, or any other communication describing Biophytis' financial statements for the relevant period, should no longer be relied upon with respect to the relevant accounting items.

The Company is not currently aware of any other accounting corrections that would require an adjustment to the financial statements.

The Company expects, as soon as reasonably practicable, to file restated financial statements for the year ended December 31, 2021, that will be included in a Form 20F-A with the SEC, and to publish concomitantly the details of the interim financial statements as of June 30, 2022 in a Form 6-K.

Drawing of the third tranche under the 2021 Atlas contract

At the end of October 2022, the Company drew the third tranche of €4 million under the Atlas 2021 contract. This third tranche will be released in two parts: the first one at the end of October 2022 for €2m and the second one at the end of November 2022 for the same amount.

As at 25 October 2022, based on 203,965,750 outstanding shares, assuming conversion on this day and a conversion price equal to 96% of the pricing period VWAP of € 0.06, the dilution is reflected as followed:

Impact on a shareholder's 1% stake in the Company's capital prior to the transaction	Non diluted	Diluted
Before issuing of new ORNANE	1.00%	0.96%
Upon conversion of the ORNANE from tranche 3 of the 2021 Atlas contract: issuing of 66,666,667 additional shares	0.75%	0.73%

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Press release

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, being developed as a treatment for sarcopenia in a Phase 2 clinical trial in the United States and Europe (SARA-INT). It has also been studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The Company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company's 2021 Half Year Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Philippe Rousseau CFO

Investors@biophytis.com

Media Contacts

Antoine Denry: antoine.denry@taddeo.fr  +33 6 18 07 83 27

Agathe Boggio: agathe.boggio@taddeo.fr  +33 7 62 77 69 42